Childwise International LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales income	96,000.00
Total Income	96,000.00
Cost of Goods Sold	
Cost of Services Sold	
CDA Course Production	9,000.00
CDA Training Materials	3,475.50
Offline Course Development and	13,542.00
Online CDA Course Development	7,600.00
Student Testing Fees	10,625.00
Student Training Fees	850.00
Study Tour Group	
Group airfare	1,704.90
Group ground transportation	1,738.00
Group lodgings	3,610.00
Group meals	51.00
Total Study Tour Group	7,103.90
Total Cost of Services Sold	52,196.40
Course content digital images	3,479.00
Speaker Fees	11,000.00
Total COGS	66,675.40
Gross Profit	29,324.60
Expense	
Advertising and Promotion	
Sponsorship Fee	7,000.00
Total Advertising and Promotion	7,000.00
Bank Fees	225.00
Business Licenses and Fees	100.00
Computer and Internet Expenses	
iPhone apps	125.24
Networking Apps	359.88
Total Computer and Internet Expenses	485.12
Conference Registration Fees	3,629.00
Contractor Fees	
CDA partnership management	21,618.14
Sales and Marketing support	1,500.00
Total Contractor Fees	23,118.14
Gifts	24.30
Local Transportation (not overn	9.58
Meals and Incidentals	783.76
Office Supplies	52.93
Postage and Shipping	427.71
Printing	527.50
Rent Expense	
Facility Rental	4,743.59
Total Rent Expense	4,743.59
Teambuilding Meals	180.00

Childwise International LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Travel Expense	
Airfare	10,697.90
Local Transportation (overnight	607.07
lodgings	1,936.95
Train	388.00
Total Travel Expense	13,629.92
Web hosting	29.97
Total Expense	54,966.52
Net Ordinary Income	-25,641.92
Net Income	**-25,641.92**